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                                                                  Exhibit (a)(6)


         Earlier this week all of you should have received by email a copy of Wednesday's quarterly earnings press release. Since the release contains updated financial and other information about Akamai, please take the time to read it before you decide whether or not to participate in our recently announced stock option exchange program. Another copy of the release can be found at www.akamai.com/html/en/nr/press/press234.html.

         Please remember that you need to return the election form for the option exchange program no later than 12 midnight, east coast time, on May 3, 2001.

         If you have any questions about the offer, please contact Robert Todd of Akamai at (617) 250-4612 or Tracey Spruce of Akamai at (617) 613-2572, or send an email to exchangeprogram@akamai.com.

Kathryn Jorden Meyer
General Counsel
Akamai Technologies, Inc.
617-250-3000